FEMSA Announces the date for its Annual Shareholders’ Meeting

Monterrey, Mexico, March 3, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces it will hold its Annual Ordinary Shareholders’ Meeting on April 11, 2025, in Monterrey, Nuevo Leon, Mexico (the “Shareholders’ Meeting”). A copy of the formal call for the Shareholders’ Meeting is available in the following link: https://femsa.gcs-web.com/shareholder-meeting-information.

The detailed proposals for each item of the agendas of the Shareholders’ meeting, including the names and biographies of the persons being nominated to be appointed to FEMSA’s Board of Directors and to the Audit, Corporate Practices and Nominations, and Operations and Strategy committees, are available on the FEMSA website: https://femsa.gcs-web.com/shareholder-meeting-information.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	March 3, 2025	| Page 1